FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of October 2012 No. 6

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On October 29, 2012, the registrant announces 1st Technical Global Symposium in Japan to be held in Tokyo on December 4, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 29, 2012	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Announces 1st Technical Global Symposium in Japan to be held in
Tokyo on December 4, 2012

TowerJazz Japan highlights successful transition from DRAM fab to Analog/Power fab

NISHIWAKI, Japan, October 29, 2012 –TowerJazz, the global specialty foundry leader, announced today its first Technical Global Symposium (TGS) in Japan being held on December 4, 2012 at the Tokyo Conference Center Shinagawa.   Presentations will highlight TowerJazz’s 2012 theme of “Pursuit of Excellence” in all the areas of its organization and will emphasize its Japanese presence through its subsidiary TowerJazz Japan and the successful transition of this factory from DRAM to a highly efficient, qualified analog/power manufacturing site.

The one-day event will include a keynote from TowerJazz CEO, Russell Ellwanger as well as presentations by additional company executives. This symposium will further strengthen TowerJazz’s visibility among Japanese semiconductor companies, research institutions and academicians and build awareness for TowerJazz’s broad range of specialty process technologies and design enablement capabilities.

“Our worldwide presence continues to grow and as well as our multi-sourcing capabilities as we have successfully transferred several process flows to the Nishiwaki factory. We recently celebrated our first anniversary of the acquisition of this high volume facility and we are very pleased with the progress and most impressed with the capable and passionate employees who have implemented many changes in business model and consequent activities in a proactive and cost efficient manner,” said Russell Ellwanger, TowerJazz Chief Executive Officer. “At the Nishiwaki fab we have already won multiple IDM transfer projects, assisted by the implementation of our well known transfer methodologies. In addition, due to our local presence, we have started process transfer activities from Japanese integrated device makers to our Israeli Fab and gained additional new designs to our technology offerings in both Newport Beach and Migdal Haemek. The integration of this facility into the TowerJazz family has been seamless. We look forward to this fab becoming the highest volume, most efficient 200mm semiconductor factory in the world.”

“We are excited about the transition of the Nishiwaki facility from DRAM to an analog/power fab and are looking forward to many new opportunities for local business. We have experienced a number of achievements in the first year of TowerJazz Japan and we anticipate transferring more process technologies to Japan in the coming months and years,” said Kenichi Katsumoto, Managing and Representative Director of TowerJazz Japan. “With our fab in Japan, we can provide an advantage to local customers as well as customers all over the Asia Pacific region who will benefit from our advanced specialty offerings. Through this symposium, attendees will gain knowledge about our technology offerings and local foundry capabilities. We anticipate building relationships with new customers in the near future.”

Registration for the TowerJazz Global Symposium (TGS) in Japan is available on TowerJazz’s website at www.towerjazz.com. The symposium will be held on December 4, 2012 from 10:00-17:00 at the Tokyo Conference Center Shinagawa. For additional information, please contact Shoko Saimiya at saimiya@towerjazz.com.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as CMOS and MEMS capabilities. TowerJazz also offers a world-class design enablement platform that complements its sophisticated technology and enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs as well as fabless companies that need to expand capacity, or progress from an R&D line to a production line. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Company/Media Contact in Asia: Shoko Saimiya | 81-795-23-6609 | saimiya@towerjazz.com
Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com